UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                          Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 3, 2010

By:  /s/ Burgess H. Hildreth___________________________

       Burgess H. Hildreth, Senior Vice President Administration

TSX

SYMBOL:  ITP

Intertape Polymer Group Reports Third Quarter 2010 Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA – November 3, 2010 – Intertape Polymer Group Inc. (TSX: ITP) ("Intertape" or the "Company") today released results for the third quarter ended September 30, 2010. All dollar amounts are US denominated unless otherwise indicated.

Highlights:

•

Sales for the quarter increased 14.3% to $187.1 million year-over-year

•

Year-to-date sales increased by 18.9% to $540.5 million

•

As of September 30, 2010, cash and unused availability under the ABL was $59.3 million

•

Improved top-line performance from both divisions

•

Cash flow from operations before changes in working capital of $7.4 million

•

Expense reduction program on target to reach $14 to $15 million in 2010

“We are pleased with the third quarter increases in our top-line and sales volume. However, margins were impacted by high input costs and the inability to pass on these increases due to continued competitive industry pressures. In recent weeks, this environment appears to be easing as many industry players have announced price hikes,” said Intertape’s President and CEO, Greg Yull.

Third quarter sales increased 14.3% to $187.1 million, compared to $163.7 million for the third quarter of 2009 and were up 3.8% sequentially from $180.3 million for the second quarter of 2010. Sales volume increased by approximately 6% over the third quarter of 2009 and also the second quarter of 2010. Third quarter is generally the strongest quarter from a business seasonality perspective. Selling prices for the third quarter increased approximately 5% compared to the third quarter of 2009 and decreased by approximately 2% compared to the second quarter of 2010 primarily due to a less favorable product and channel mix.

On a year-over-year basis, third quarter sales for the T&F Division increased by 13.1% to $152.9 million while sales for the ECP Division increased by 19.8% to $34.1 million. Sales for the first nine months of 2010 were $540.5 million compared to $454.7 million for the same period in 2009, an increase of 18.9%. This increase includes an approximately 12% increase in sales volume and approximately 4% in selling prices.

Gross profit for the third quarter totaled $19.6 million, compared to $26.4 million a year ago, reflecting a $7.0 million decrease in the T&F Division and a $0.1 million increase in the ECP Division. Third quarter gross margin was 10.5% compared to 16.1% for the prior year and 11.9% for the second quarter of 2010. Gross profit for the most recent period continued to be impacted by high raw material costs and pricing pressures.

Selling, general, and administrative (“SG&A”) expenses were $17.1 million, $0.7 million lower than the $17.8 million for the third quarter of 2009 and $0.8 million lower than the second quarter of 2010.

Adjusted EBITDA for the third quarter was $10.6 million compared to $16.1 million for the third quarter of 2009 and $10.4 million for the second quarter of 2010. On a year-over-year basis, adjusted EBITDA was lower in the third quarter of 2010, reflecting the pressure of higher raw material costs on gross profit and margin. Adjusted EBITDA was higher sequentially due to the lower SG&A expenses and Research and Development (“R&D”) expenses. Adjusted EBITDA for the first nine months of 2010 was $29.0 million compared to $35.2 million in 2009.

Net loss for the third quarter of 2010 was $4.6 million or $0.08 per share, both basic and diluted, compared to net earnings of $2.0 million or $0.03 per share, both basic and diluted, for the same period last year. The net loss was primarily attributable to lower gross profit as a result of raw material costs increasing more than selling prices. Net loss for the nine months of 2010 totalled $13.1 million ($0.22 per share, both basic and diluted) compared to a net loss of $5.8 million ($0.10 per share, both basic and diluted) for the same period in 2009.

The Company generated cash flows from operating activities before changes in working capital items for the third quarter of $7.4 million compared to $13.4 million in the third quarter last year. The decrease was due to a net loss of $4.6 million in the third quarter of 2010.

Cash flows from operating activities increased in the third quarter by $21.1 million to positive $10.7 million from negative $10.4 million in the third quarter a year ago. Changes in working capital items resulted in a net source of funds during the third quarter of 2010 of $3.4 million due to an increase in accounts payable and accrued liabilities of $11.3 million related to higher raw material costs and the timing of raw material receipts during the quarter. This increase was partially offset by an increase in trade and other receivables of $6.1 million related to higher sales and inventories of $1.2 million.

As compared to the third quarter of 2009, Days Sales Outstanding (DSO) and Days Inventory increased from 46 days to 48 days and decreased from 55 days to 50 days, respectively. The increase in DSO’s was related to increases in international and consumer sales, which normally have longer payment terms.

The Company decreased total indebtedness during the three months ended September 30, 2010 by $6.3 million.  As of September 30, 2010, the Company had cash and unused availability under its ABL totaling $59.3 million.  As of November 1, 2010, the Company had cash and unused availability under its ABL totaling over $52 million which reflects a $13.2 million reduction related to the appellate bond posted on October 13, 2010.

As indicated in a press release issued on September 29, 2010, a jury in a case against one of the Company’s subsidiaries reached a decision that certain agreements between the parties were breached.  The jury concluded that Inspired Technologies Inc. (“ITI”), should be awarded damages in the approximate amount of $13.2 million. As indicted above, an appellate bond was posted for the amount of the award. The Company firmly believes that ITI’s allegations were unfounded, that there was no competent evidence to justify the amount of the damage award, and that such damages are unsupportable as a matter of law. On October 27, 2010, the Company filed its post trial motions seeking alternatively judgment as a matter of law, a new trial, or a reduction of the damages.  The Company will continue to vigorously defend this matter. Accordingly, the Company did not record an accrual in connection with this contingent loss.

T&F Division

Sales for the T&F Division for the third quarter totaled $152.9 million, representing a 13.1% increase compared to $135.2 million for the third quarter of 2009 and a 2.1% increase over sales of $149.8 million for the second quarter of 2010. Sales volume increased approximately 9% compared to the third quarter of 2009 and increased approximately 7% sequentially over the second quarter of 2010.  Sales across most product lines contributed to both the year-over-year and sequential increases. Selling prices increased approximately 3% in the third quarter as compared to the third quarter of 2009 and decreased approximately 2% in comparison to the second quarter of 2010. Excluding the stretch film business and mix changes within product lines, prices increased approximately 1% sequentially. Price increases announced late in the third quarter contributed very little to this increase.

Third quarter gross profit for the T&F Division totaled $17.4 million at a gross margin of 11.4% compared to $24.4 million at a gross margin of 18.0% for the third quarter of last year, reflecting higher  resin-based, paper and adhesive raw material costs partially offset by higher volume and manufacturing cost reduction initiatives. On a sequential basis, gross profit decreased by $1.0 million reported for the second quarter of 2010. A sequential decline in resin-based raw material costs was largely offset by increases in paper and adhesive raw material costs.

T&F Division's EBITDA was $10.8 million compared to $16.3 million for the comparable period a year ago and $9.2 million for the second quarter of 2010. The year-over-year third quarter decrease in EBITDA was due to lower gross profit.

T&F Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
(unaudited)	Three months ended			Nine months ended
	September 30, 2010	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2009
	$	$	$	$	$
Divisional earnings before income taxes	3.7	8.9	1.9	7.6	14.1
Depreciation, amortization, and foreign exchange gain (loss)	7.1	7.4	7.3	21.7	22.3
EBITDA	10.8	16.3	9.2	29.3	36.4

ECP Division

Sales for the ECP Division for the third quarter were $34.1 million, representing a 19.8% increase when compared to $28.5 million for the third quarter a year ago and a 12.2% increase over sales of $30.4 million for the second quarter of 2010. Sales volume decreased in the third quarter of 2010 by approximately 4% compared to the third quarter of 2009 and increased approximately 5% sequentially over the second quarter of 2010. A significant mix shift from paper products to woven products resulted in sales increasing more than sales volume. Selling prices increased approximately 13% in the third quarter of 2010 as compared to the third quarter of 2009 and increased approximately 2% over the second quarter of 2010.

Gross profits for the ECP Division for the third quarter totaled $2.1 million at a gross margin of 6.2%, compared to $2.0 million at a gross margin of 7.0% for the third quarter of 2009. The increase in gross profit and decrease in gross margin was primarily due to changes in product mix, differences in inventory valuation and increased resin-based and paper raw materials.

Adjusted EBITDA for the third quarter of 2010, third quarter of 2009, and second quarter of 2010 was positive $0.5 million, positive $0.8 million and positive $1.9 million, respectively.  The decrease in adjusted EBITDA in the third quarter of 2010 compared to the third quarter of 2009 was due to differences in gross profit and severance charges taken in the third quarter of 2010.  Sequential decline was due to differences in gross profit and legal expenses as well as severance charges taken in the third quarter.

ECP Division Adjusted EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
(unaudited)	Three months ended			Nine months ended
	September 30, 2010	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2009
	$	$	$	$	$
Divisional earnings (loss) before income taxes	(1.8)	(0.9)	0.5	(4.3)	(3.4)
Depreciation, amortization, and foreign exchange gain (loss)	2.2	1.7	1.5	5.8	4.8
EBITDA	0.4	0.8	1.9	1.6	1.4
Impairment of property, plant and equipment	0.1			0.1
Adjusted EBITDA	0.5	0.8	1.9	1.7	1.4

Outlook

“Sales and sales volume were strong in both Divisions. However the competitive industry environment and, more specifically, the lack of pricing power, impacted our profitability. While resin-based raw material costs declined as expected in the third quarter of 2010, the benefits were offset by the higher cost of paper-based and adhesive raw materials,” said Intertape’s President and CEO, Greg Yull.

“This year’s pricing environment is unsustainable with losses impacting many industry players. We are starting to see some early signs that the pricing environment could improve but we remain extremely cautious considering similar indications in the past. Management is completely focused on passing on input costs.

“Paying down debt is an important objective as we carefully manage our balance sheet.  We are on track to reduce expenses by $14 to $15 million in 2010. As of November 1, 2010, the Company had cash and unused availability under its ABL totaling over $52 million. For the fourth quarter of 2010, we expect lower sequential sales related to normal business seasonality and slightly higher adjusted EBITDA,” concluded Mr. Yull.

Non-GAAP Information

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes (recovery), net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) foreign exchange gain (loss); (v) amortization of other intangibles and capitalized software costs; and (vi) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges, impairment of property, plant and equipment, write down of assets held for sale, impairment of goodwill charges and unprecedented gross margin compression.  The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meaning prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as an indicator of IPG’s operating performance or any other measures of performance derived in accordance with GAAP.  The Company has included these non-GAAP financial measures because it believes that it allows investors to make a more meaningful comparison of IPG’s performance between periods presented.  In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

Adjusted EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
(unaudited)	Three months ended			Nine months ended
	September 30, 2010	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2009
	$	$	$	$	$
Net earnings (loss) – as reported	(4.6)	2.0	(2.7)	(13.1)	(5.8)
Add back:
Financial expenses, net of amortization (including foreign exchange gain (loss))	4.2	3.2	3.8	11.6	11.8
Income taxes (recovery)	0.8	1.4	(0.1)	1.5	1.3
Depreciation and amortization	9.5	9.5	9.3	28.2	27.9
EBITDA	9.9	16.1	10.4	28.3	35.2
Write down of asset held for sale	0.6			0.6
Impairment of property, plant and equipment	0.1			0.1
Adjusted EBITDA	10.6	16.1	10.4	29.0	35.2

Conference Call

A conference call to discuss Intertape's 2010 third quarter results will be held November 3, 2010, at 10 A.M. Eastern Time. Participants may dial 1-800-230-1059 (U.S. and Canada) and 1-612-332-7516 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada) or 1-320-365-3844 (International) and entering the Access Code 175368. The recording will be available from Wednesday, November 3, 2010 at 12:00 P.M. until Friday, December 3, 2010 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, and the ITI litigation are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property, the fact that the jury’s verdict may be upheld on appeal and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains certain non-GAAP financial measures as defined under SEC rules.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations.  As required by Canadian and SEC rules, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Sales	187,057	163,688	540,455	454,668
Cost of sales	167,492	137,295	479,891	391,926
Gross profit	19,565	26,393	60,564	62,742

Selling, general and administrative expenses	17,073	17,756	53,835	49,773
Stock-based compensation expense	302	255	786	767
Research and development expenses	1,485	1,449	4,906	4,117
Financial expenses
Interest	4,062	4,050	11,588	12,105
Other	461	(525)	975	505
	23,383	22,985	72,090	67,267
Earnings (loss) before income taxes	(3,818)	3,408	(11,526)	(4,525)
Income taxes
Current	447	155	533	549
Future	342	1,253	1,009	773
	789	1,408	1,542	1,322
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)

Earnings (loss) per share
Basic	(0.08)	0.03	(0.22)	(0.10)
Diluted	(0.08)	0.03	(0.22)	(0.10)

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	(183,370)	(168,367)	(174,909)	(160,533)
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)
Repurchase of common shares				13
Balance, end of period	(187,977)	(166,367)	(187.977)	(166,367)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil)	(142)	103	(588)	(137)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil)	312		936
Changes in fair value of investment in publicly traded securities designated as available-for-sale		(21)		1,044
Gain on sale of investment in publicly traded securities, recorded in the consolidated earnings		(1,044)		(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil)	807	1,732	782	3,154
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil)	(163)	(423)	(562)	(353)
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales	(179)		(333)	(453)
Reduction in net investment in a foreign subsidiary				(125)
Changes in accumulated currency translation adjustments	4,508	8,073	1,346	13,236
Other comprehensive income	5,143	8,420	1,581	15,322
Comprehensive income (loss) for the period	536	10,420	(11,487)	9,475

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2010	2009	2010	2009
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(4,607)	2,000	(13,068)	(5,847)
Non-cash items
Depreciation, amortization and accretion expense	9,490	9,480	28,209	27,974
Loss on disposal of property, plant and equipment	129	155	258	478
Write-down of inventories	606	782	1,508	1,046
Reversal of a portion of write-down of inventories		(390)	(10)	(2,082)
Future income taxes	342	1,253	1,009	773
Stock-based compensation expense	302	255	786	767
Pension and post-retirement benefits funding in excess of amounts expensed	(134)	435	(495)	1,228
Impairment of property, plant and equipment	88		88
Write-down on classification as asset held-for-sale	633		633
Gain on forward foreign exchange rate contracts	(18)	453	(181)
Change in fair value of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	(6)	(110)	2
Change in fair value of forward foreign exchange rate contracts for which hedge accounting was not applied	173		233
Unrealized foreign exchange loss (gain)	385	3	(202)	57
Gain on sale of publicly traded securities		(1,044)		(1,044)
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary				(125)
Other	(30)	166	38	288
Cash flows from operations before changes in working capital items	7,353	13,438	18,808	23,513
Changes in working capital items
Trade receivables	(5,992)	164	(23,987)	(4,922)
Other receivables	(57)	(688)	(1,162)	451
Inventories	(1,148)	(1,445)	(13,423)	12,243
Parts and supplies	(90)	(9)	(84)	(420)
Prepaid expenses	(611)	172	(291)	(700)
Accounts payable and accrued liabilities	11,286	(21,996)	26,814	(19,770)
	3,388	(23,802)	(12,133)	(13,118)
Cash flows from operating activities	10,741	(10,364)	6,675	10,395

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships			647
Property, plant and equipment	(1,329)	(2,435)	(6,855)	(9,695)
Proceeds on disposal of property, plant and equipment and other assets	21	10	216	10
Proceeds on disposal of investment in publicly traded securities		1,044		1,044
Other assets	(2,637)	(53)	(2,680)	(107)
Intangible assets	(224)		(224)	(933)
Cash flows from investing activities	(4,169)	(1,434)	(8,896)	(9,681)

FINANCING ACTIVITIES
Long-term debt	12,942	9,143	35,089	13,752
Repayment of long-term debt	(19,262)	(182)	(28,450)	(23,928)
Repurchase of common shares				(18)
Cash flows from financing activities	(6,320)	8,961	6,639	(10,194)
Net increase (decrease) in cash	252	(2,837)	4,418	(9,480)
Effect of foreign currency translation adjustments	533	319	(210)	479

Cash, beginning of period	7,094	8,907	3,671	15,390
Cash, end of period	7,879	6,389	7,879	6,389

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	September 30, 2010 (Unaudited)	December 31, 2009 (Audited)
	$	$
ASSETS
Current assets
Cash	7,879	3,671
Trade receivables	98,142	74,161
Other receivables	4,205	3,052
Inventories	91,087	79,001
Parts and supplies	15,337	15,203
Prepaid expenses	4,194	3,693
Derivative financial instruments (Note 13)	624	1,438
Asset held-for-sale	1,222	149
Future income taxes (Note 5)	11,860	11,860
	234,550	192,228
Property, plant and equipment	254,590	274,470
Other assets	23,584	21,869
Intangible assets (Note 7)	4,064	3,550
Future income taxes (Note 5)	43,233	43,736
	560,021	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	95,447	68,228
Installments on long-term debt (Note 8)	1,850	1,721
	97,297	69,949
Long-term debt (Note 8)	221,843	215,281
Pension and post-retirement benefits	10,586	10,200
Derivative financial instruments (Note 13)	1,200	1,548
Other liabilities (Note 9)	1,993	1,072
	332,919	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,143	348,143
Contributed surplus (Note 10)	14,947	14,161

Deficit	(187,977)	(174,909)
Accumulated other comprehensive income (Note 11)	51,989	50,408
	(135,988)	(124,501)
	227,102	237,803
	560,021	535,853

ORLDOCS 12012047 1